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New South Federal Savings
1900 Crestwood Boulevard, Birmingham, AL 35210


Ladies and Gentlemen:


MANAGEMENTS COMPLIANCE ASSERTION

As of and for the year ended December 31, 1999, New South Federal Savings Bank has complied with the minimum servicing standards set forth in the Mortgage Bankers Association of Americas Uniform
Single Attestation Program for Mortgage Bankers except for the items listed in Schedule I. As of and for this same period, New South Federal Savings Bank had in effect a fidelity bond and an errors and omissions policy in the amounts of $6,000,000 and $6,000,000, respectively.


/s/ Robert M. Couch
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Robert M. Couch
President


/s/ Cheryl R. Stone
--------------------
Cheryl R. Stone
Controller



		     NEW SOUTH FEDERAL SAVINGS BANK
		SCHEDULE I OF FINDINGS AND AUDIT RESOLUTION
			 AS OF DECEMBER 31, 1999

Matter 1:
The Company is required to perform reconciliations on a monthly basis for all custodial bank accounts and related bank clearing accounts. Furthermore, the USAP minimum servicing standards require that these reconcilations are to be reviewed and approved by someone other than the preparer and shall document any explanations for reconciling items, which shall be resolved within 90 calendar days of their original identification. Testing during the current year revealed 5 out of 199 custodial reconciliations that had not been reconciled within 45 days, 9 out of 199 had aged reconciling items over 90 days and several custodial reconciliations which were not independently reviewed by a supervisor.

Management Corrective Action:
The custodial accounts in questions were attempted to be reconciled in a timely manner. However, these accounts were directly impacted by a 1999 sale of servicing. This sale and transfer created some items which were not possible to clear without direct assistance from the purchaser. While such assistance has been relatively forthcoming, it has not been adequate to completely resolve the outstanding items. The purchaser has assured the Company that, as their resources and time permit, they will provide all necessary assistance to clear these accounts. Thus, while reconciled and not ignored, the research on these accounts is, and will be, on going. Additionally, most other reconciling items were the result of outstanding checks which had not yet been cashed by the payee.

Matter 2:
For 4 loans of 25 tested, the Company could not provide us with documentation supporting the timeliness and accuracy of escrow disbursements made during the year as these loans had been sold and the supporting documentation could not be located.

Management Corrective Action:
The Company has procedures in place to ensure escrow disbursements are made timely and in accordance with supporting documentation. If errors are noted, the Company corrects the errors as soon as possible.